A4
4/8/2002

02022244

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52483

SEC MAIL RECEIVED APR 0 1 2002 354 WASH, D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2000 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GoNow Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 Avenue of the Stars, Suite 1500
(No. and Street)

Los Angeles, (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Husa 916-635-4342
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, William A. Husa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc. ✱, as of December 31, 2001 19______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

✱ I ONLY WORKED FOR THE COMPANY FROM MARCH 1st THRU DEC 31st 2001. I CAN ONLY SPEAK FOR THOSE TIMES AND EVEN THEN THE LAST TWO FOCUS REPORTS WERE NOT SHOWN TO ME BY THE OWNERS OF THE FIRM. (GPN NETWORK) I SUGGEST MR. TODD FICETO EXPLAIN THIS SITUATION AS I BELIEVE HE IS → THE ONE THAT SHOULD VERIFY ALL REPORTS.

William A Husa
Signature

CEO 3-30-02
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGEMENT

State of California }
County of Sacramento } ss.

On March 30, 2002 (DATE) before me, Kathi Lynn Husa (NOTARY),
personally appeared William A Husa (SIGNER(S))

☑ personally known to me - OR - ☐ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

KATHI LYNN HUSA
Comm. # 1282980
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires Nov. 3, 2004

WITNESS my hand and official seal.

Kathi L. Husa
NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgement to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER

  ______________ (TITLE(S))

- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER: ______________

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

____

____

DESCRIPTION OF ATTACHED DOCUMENT

Oath or Affirmation
TITLE OR TYPE OF DOCUMENT

(1) One
NUMBER OF PAGES

March 30, 2002
DATE OF DOCUMENT

____
OTHER

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

GO NOW SECURITIES, INC.
1901 AVENUE OF THE STARS, SUITE 1500
LOS ANGELES, CALIFORNIA 90067-4308

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
GoNow Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of GoNow Securities, Inc. as of December 31, 2001 and related statements of income (loss), cash flows, and changes in shareholder's equity for the period July 1, 2000 through December 31, 2001. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of GoNow Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of GoNow Securities, Inc. as of December 31, 2001 and the results of its operations, cash flows, stockholder's equity and the supplemental schedule of net capital for the period July 1, 2000 through December 31, 2001 in conformity with United States generally accepted accounting principles.

George Brenner, CPA

Los Angeles, California
March 29, 2002

GO NOW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Cash	$ 5,237
Total assets	$ 5,237

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 0
Total liabilities	0
Shareholder's equity	
Common stock	--
Additional paid-in-capital	200,424
Accumulated deficit	(195,187)
Total shareholder's equity	5,237
Total liabilities and shareholder's equity	$ 5,237

The accompanying notes are an integral part of these financial statements.

GO NOW SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE PERIOD JULY 1, 2000 THROUGH DECEMBER 31, 2001

Revenues	
Service fees	$ 5,250
Interest	196
	5,446
Operating Expenses - Page 10	200,633
(Loss) Before Income Tax	195,187
Franchise Tax Provision	--
Net (Loss)	$(195,187)

The accompanying notes are an integral part of these financial statements.

GO NOW SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, July 1, 2000	--	$ 0	$ 0	$ 0	$ 0
Capital Contributed			31,000		31,000
Net (Loss) 7/1 - 12/31/00				(15,810)	(15,810)
Balance December 31, 2000	--	0	31,000	(15,810)	15,190
Capital Contributed	--	0	169,424		169,424
Net (Loss) 1/1/01 - 12/31/02	--	0		(179,377)	(179,377)
Balance, December 31, 2001	--	0	$200,424	$ 195,187	$ 5,237

The accompanying notes are an integral part of these financial statements.

GO NOW SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD JULY 1, 2000 THROUGH DECEMBER 31, 2001

Operating Activities	
Net loss from operations	$(195,187)
Changes in operating assets and liabilities	0
Cash Flow From Investing Activities	0
Cash Flow From Financing Activities	
Capital Contributed	200,424
Increase In Cash	5,237
Cash: Beginning of the Year	0
Cash: End of the Year	$ 5,237
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of these financial statements

GO NOW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - GENERAL AND ORGANIZATION

GoNow Securities, Inc. (the Company) was organized in July 2000 as a Nevada corporation. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a licensed broker-dealer in all fifty states. The company was located in Los Angeles, California, but future operations will be in Irvine, California. See "Subsequent Event" note.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation

The Company was not required to file an annual report at December 31, 2000. Consequently, the accompanying financial statements include the period July 1, 2000 (inception) through December 31, 2001.

The Company was largely inactive, as to revenue, during this period.

A $25,000 private placement memo was originated in December 2000 and then canceled.

NOTE 3 - INCOME TAXES

The Company's loss of $195,187 results in a net operating loss carry forward of the same amount (NOL). However, because of the sale of the Company's stock, the change of ownership grossly diminishes the NOL.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1), which requires the maintenance of minimum net capital ($5,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or a cash dividend paid if the resulting net capital ratio would exceed 10 to 1. See Page 10 for the calculation of net capital. The Company meets its $5,000 requirement but because it is under the 120% or $6,000 the Company is in an early warning stage.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - CONTINGENCIES

As is typical of an on-going broker-dealer business, it is possible that financial transaction customers from the past may come forward with claims arising from those past financial transactions. The Company is unaware of any financial complaints which would give rise to litigation or NASD arbitration

The Company's counsel has represented that all payments have been paid to the Company's former CEO.

NOTE 7 - SUBSEQUENT EVENT

The Company's parent owner sold its stock in March 2002. The current owner has relocated the offices to Irvine, California.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
GoNow Securities, Inc.
Los Angeles, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the period July 1, 2000 through December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
March 29, 2002

GO NOW SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING EXPENSES

Accounting	$ 9,000
Auto - Benefits	329
Bank Charges	166
Dues & Subscriptions	525
Insurance - Fidelity Bond	155
Insurance - Group	400
Market Data Services	1,500
Office Expense	5,365
Outside Services	18,000
Parking	30
Payroll Fees	703
Professional Fees	5,250
Registration Expenses	3,275
Regulatory Fees	750
Rent - Office	3,600
Salaries - Admin	69,645
Salaries - Officer	29,944
Seminars	750
Taxes - Payroll	16,661
Bad Debts	34,585
Total Operating Expenses	$200,633

The accompanying notes are an integral part of these financial statements.

GO NOW SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 5,237
Less: Non allowable assets	--
NET CAPITAL	$ 5,237
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 237
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 5,237
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 0
Percentage of aggregate indebtedness to net capital	NA
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2001 of the above net capital computation wit the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

None Required

The accompanying notes are an integral part of these financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
GoNow Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of GoNow Securities, Inc. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
March 29, 2002